TSE:DOL          NASDAQ:DYOLF

October 27, 2003

Dynamic Announces Officer Retirement

DYNAMIC OIL & GAS, INC wishes to announce the retirement of one of its corporate officers.

Effective today, Mr. James R. Britton, P. Eng., P. Geol., is retiring after a lengthy career in the oil and gas industry. Mr. Britton has had a working relationship with Dynamic Oil & Gas, Inc. for twenty years and has served as Dynamic’s Vice President, Exploration for the past several years.

Until further notice, all activities related to Mr. Britton’s responsibilities will be re-directed to the attention of Mr. Jon White, P. Geol., Manager, Exploration.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. We own working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Dynamic Oil & Gas, Inc.    Airport Executive Park    Suite #230 – 10991 Shellbridge Way, Richmond, British Columbia    Canada    V6X 3C6
Tel: 604/214-0550    Toll free: 1-800/663-8072    Fax: 604/214-0551    E-mail: infodynamic@dynamicoil.com    Website: www.dynamicoil.com